JOEL BERNSTEIN
                          Attorney and Counselor-at-Law

Suite 104
2666 Tigertail Avenue                                               305-858-7300
Miami,  Florida 33133                                          Fax: 786-513-8522
                                                               Jberns@jberns.com


August 11, 2005

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:      Southern Sauce Company, Inc.
         Registration Statement on Form SB-2
         Amendment No. 2
         File No. 333-125268

Greetings:

We have filed Amendment No. 2 to the above-referenced registration statement on Form SB-2 reflecting changes in response to the staff's comment letter dated July 29, 2005 concerning Amendment No. 1. The following sets forth how we have responded to each such comment in Amendment No. 2 utilizing the same numbering system as set forth in your comment letter dated July 29, 2005.

GENERAL

1. We have amended the discussion on the conversion of the preferred stock into common stock appearing on the cover page of the Prospectus, the Prospectus Summary and Description of Series A Convertible Preferred Stock to state that no payment is required in connection with a conversion. We have also amended Description of Series A Convertible Preferred Stock to state that no commission or other remuneration will be paid or given, directly or indirectly, for soliciting a conversion.

The following is our analysis of why the conversion of the preferred stock into common stock is an exempt transaction under Section 3(a)(9) of the Securities Act of 1933. Section 3(a)(9) provides an exemption for registration for:

                  "any security exchanged by the issuer with its existing security holders exclusively where no commission or other remuneration is paid or given directly or indirectly for soliciting such exchange."

The elements of an exempt exchange under Section 3(a)(9) may be summarized as follows: (i) no commission or other remuneration is paid or given directly or indirectly for soliciting the exchange; (ii) the exchange is of securities only;
(iii) the exchange is with existing security holders only; and (iv) the issuer of the securities surrendered and the issuer of the securities received by exchanging security holders are the same. The conversion of the Registrant's preferred stock into common stock meets each of these elements without exception.

RISK FACTORS

2. We have revised the headings of a number of the risk factors to more specifically indicate the material risks described. We believe the risk factors are appropriately tailored to the risks of the business and the offering.

PLAN OF OPERATIONS

3. We have added an estimate of the costs of becoming a publicly reporting company and the sources of funds.

BUSINESS
OVERVIEW

4. This will confirm that the statistical information is publicly available on the websites indicated without cost. A copy of the information is being provided as supplemental information with this amendment.

EMPLOYEES

5. The estimate of the time the registrant's officers devote to its business has been added to the risk factor "We have no full time employees..." in this amendment.

OTHER REVISIONS IN AMENDMENT NO. 2

The financial statements in Amendment No. 2 have been updated in accordance with
Item 310(g) of Regulation S-B and a current independent accountants consent has been provided.

Capitalization table has been update to be as of June 30, 2005.

Please let me have any further comments on the registration statement at your earliest convenience.

                                       Yours very truly,


                                       Joel Bernstein